Exhibit 21.1

SUBSIDIARIES OF STEPSTONE PRIVATE CREDIT FUND LLC

Name of Subsidiary	Jurisdiction of Organization of Subsidiary
SPV Facility I LLC	Delaware

StepStone Great Lakes SPV Facility II LLC	Delaware

StepStone SPV Facility III LLC	Delaware

StepStone SPV Facility IV Intermediate Holdco LLC	Delaware

StepStone SPV Facility IV LLC	Delaware

StepStone CLO 2024-I LLC	Delaware

StepStone CLO 2025-I LLC	Delaware